January 19, 2007

Scott Anderegg, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diet Coffee, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 6, 2006
File No. 333-137210

Dear Mr. Anderegg:

This firm represents Diet Coffee, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your December 26, 2006 comment letter:

Risk Factors, page 7

1.
We note your response to comment 4 in our letter dated October 4, 2006 and partially reissue the comment. In this regard, for example, it appears that you revised the risk factor beginning “We may be subject to product liability., .“ on page 10 to merely add “Slim Coffee.” This type of revision does not appear to change the substance of the risk factor, which remains generic in that it could equally apply to any similarly situated business.

Response
We have revised the registration statement in accordance with the Staff’s comment to revise the substance of the risk factors set forth in the Company’s amended SB-2.

2.	We note your response to comment 6 in our letter dated October 4, 2006 and reissue the comment.

Response
We have revised the registration statement in accordance with the Staff’s comment to revise the risk factors headings set forth in the Company’s amended SB-2.

Industry Overview, page 23

3.	We note your references to the Marketdata. It appears you are referring to a study or report published by the Marketdata. Please provide copies of this study to us, appropriately marked and dated.

Response
We have revised the registration statement to delete any reference to the Marketdata report.

Intellectual Property, page 24

4.
We note your response to comment 21 in our letter dated October 4, 2006, where you revised your disclosure to state that you have agreements to license the trademarks “Slim Coffee” and “Diet Coffee.” As these agreements appear to be material to your business operations, please disclose the material terms of these license agreements, and if written, please file these agreements as exhibits. Further, it appears that you deleted your disclosure describing your right to use the trademark “Coffee Slim,” which you acquired from MERCACOMMERCE S.A. DE C.V. Please tell us the status of your right to use this trademark and revise if appropriate.

Response
We have revised the registration statement in accordance with the Staff’s comment to disclose the material terms of any relevant license agreements. Since these agreements are not in writing, we have not filed them as exhibits to the registration statement, but have described the oral agreements. With respect to the agreement with Merkacommerce S.A. de C.V. (“Merkacommerce”), it should be noted that on September 10, 2006, the Company entered into an agreement with Merkacommerce whereby Merkacommerce assigned to the Company the right to use the Coffee Slim trademark in the United States and Canada and the Company had the option to by the Slim Coffee product from Merkacommerce at agreed upon prices. Based on our conversations with the Company, the Company does not purchase any Coffee Slim product from Merkacommerce. Furthermore, upon the Company’s search of the Trademark Electronic Search System on the United States Patent and Trademark Office website, the Company learned that the Coffee Slim trademark had been abandoned by Merkacommerce in December 2005. Because Merkacommerce does not have the right to the Coffee Slim trademark and the Company does not purchase any Coffee Slim product from Merkacommerce, the Company believes that the agreement is not material to the business of the Company and therefore does not need to be filed as an exhibit to this Registration Statement.

5.	We note your response to comment 22 in our letter dated October 4, 2006. Please disclose the body or authority from which you obtained the rights to your domain names.

Response
We have revised the registration statement in accordance with the Staff’s comment to disclose the body or authority from which the Company obtained the rights to its domain names.

Directors and Executive Officers, Page 27

6.
We note your response to comment 26 in our letter dated October 4, 2006 and reissue the comment. In this regard, we note that David Stocknoff also serves as your principal executive officer, principal financial officer, etc.

Response
We have revised the registration statement in accordance with the Staff’s comment to include all of the positions held by David Stocknoff.

Plan of Distribution, page 31

7.
We note your response to comment 31 in our letter dated October 4, 2006, where you revised your disclosure to indicate that should the selling shareholders donate, pledge, transfer, etc. their shares, you will “[a]mend this prospectus to include the names of such donee, pledge, transferee.. ..“ Please revise to indicate, if true, that the amended prospectus will be included in a post-effective amendment.

Response
We have revised the registration statement in accordance with the Staff’s comment to indicate that the amended prospectus will be included in a post-effective amendment.

Financial Statements

General

8.	Please update your financial statements in accordance with item 310(g) of Regulation S-B.

Response
We have revised the registration statement in accordance with the Staff’s comment to update the Company’s financial statements. It should be noted that the Company has changed its fiscal year end from December 31 to June 30.

Note E — Stock Option and Warrants, page F-12

9.
We note your response to comment 43 in our letter dated October 4, 2006 and the form of warrant and subscription agreements filed as exhibits. It appears that the warrants sold in the private placement were not issued and outstanding at June 30, 2006. Please revise to clarify your disclosure accordingly. Also, it appears that the warrants are exercisable for a fixed number of common shares and do not contain net cash settlement or other provisions that would require liability classification pursuant to the requirements of SFAS 150 or SFAS 133 and EITF 00-19. Therefore, it is unclear to us why you have recognized a liability at June 30, 2006. Please tell us the basis in GAAP for your accounting treatment. If you determine that the warrants should be classified as equity to be issued, please revise your financial statements to correct the accounting error. In doing so, please refer to the requirements of SFAS 154.

Response
The Company has reevaluated the facts and circumstances in determining whether the warrants issued in connection with the private placement would require liability classification pursuant to the requirements of SFAS 150, SFAS 133 and EITF 00-19. The Company subsequently determined that the warrants did not include net cash settlement or other conditions that would require liability classification. Therefore, the Company has restated its financial statements to correct this error in accordance SFAS 154. In addition, the Company has revised its disclosure to disclose that the warrants were issued subsequent to June 30, 2006.

Note I — Subsequent Events, page F-14

10.	We understand that the common stock and warrants issued in July were issued pursuant to the form of the warrant and subscription agreements filed as exhibits. Please confirm our understanding.

Response
We hereby confirm that the common stock and warrants issued in July were issued pursuant to the form or warrant and subscription agreement filed as exhibits.

Exhibits, page II-2

11.	We note your response to comment 35 in our letter dated October 4, 2006. Please file the MERKACOM, INC. agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-B.

Response
As discussed in our response to Comment 4, because Merkacommerce does not have the right to the Coffee Slim trademark and the Company does not purchase any Coffee Slim product from Merkacommerce, the Company believes that the agreement between Merkacommerce and the Company is not material to the business of the Company and therefore does not need to be filed as an exhibit to this Registration Statement.

Exhibit 5.1

12.
We note that the legality opinion addresses shares of common stock that “[w}ill be, when issued in the manner described in the Registration Statement, legally and validly issued. . ..“ Although this language appears appropriate for the shares of common stock that are issuable upon exercise of the warrants, it appears that a portion of the shares being registered for resale in the registration statement have already been issued. Accordingly, please expand your opinion to also opine on the shares of common stock that have already been issued.

Response
We have revised Exhibit 5.1 in accordance with the Staff’s comment to opine on the shares of common stock that have already been issued.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/Yoel Goldfeder

Yoel Goldfeder